Youxin Technology Ltd

Room 802, 803

No. 13 Hai’an Road, Tianhe District, Guangzhou, Guangdong Province ♦ People’s Republic of China

July 17, 2023

Mr. Matthew Derby

Ms. Alexandra Barone

Ms. Kathleen Collins

Mr. Chen Chen

Office of Technology

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Youxin Technology Ltd

Amendment to Draft Registration Statement on Form F-1

Submitted July 17, 2023

CIK No. 0001964946

Dear Mr. Derby, Ms. Barone, Ms. Collins, and Mr. Chen:

This letter is in response to the letter dated June 29, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Youxin Technology Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Staff’s comments in this response and numbered them accordingly. An amended draft registration statement on Form F-1 (the “DRS/A”) is being filed to accompany this letter.

Draft Registration Statement on Form F-1 filed June 2, 2023

Cover Page

1.	Provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the consolidated financial statements. Also disclose whether the company has written cash management policies and procedures that dictate how funds are transferred, and if so, describe these policies and procedures.

Response: We have revised the disclosure on the cover page accordingly.

2.	We note your discussion of the CSRC trial measures on page 24, including your statement that you have to file with the CSRC with respect to this offering. Please revise your cover page to briefly explain whether and how you qualify as a direct overseas listing, an indirect overseas listing, or neither. Include similar disclosures in your prospectus summary and risk factors sections.

Response: We have revised the disclosure on the cover page and in the summary and risk factors sections accordingly in the prospectus.

3.	We note the disclosure that your reference to China or the PRC excludes Taiwan, Hong Kong, and Macau. Please clarify that the “legal and operational” risks associated with operating in China also apply to operations in Hong Kong/Macau/Taiwan. In addition, to the extent material, discuss the applicable laws and regulations in Hong Kong/Macau/Taiwan, as applicable, as well as the related risks and consequences. In addition, consider making conforming changes in your Regulations section on page 84 to address regulations in Hong Kong/Macau/Taiwan that may affect your business operations.

Response: In response to this comment, the Company respectfully advises the Staff that the Company conducts its operations in the mainland China, does not, and currently does not intend to, conduct operations in Hong Kong/Macau/Taiwan. Therefore, the “legal and operational” risks are associated with operating in Mainland China only. The Company has revised the disclosure in the prospectus accordingly.

Prospectus Summary, page 3

4.	Please revise the diagram of the company’s corporate structure to be easily legible. In your diagram, identify clearly the entity in which investors are purchasing their interest and the entities in which the company’s operations are conducted.

Response: We have revised the disclosure on page 4 with a newly updated diagram of the Company’s corporate structure to be easily legible and to clearly identify entities in which investors are purchasing their interest and the entities in which the Company’s operations are conducted.

5.	In your summary of risk factors, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For each of the risks related to doing business in China, provide a specific cross-reference to the more detailed risk factor.

Response: We have revised our disclosure on page 6 in our summary of risk factors to specifically discuss the above-referenced risks and acknowledged how the risks could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We have provided specific cross-references to each of the risks related to doing business in China to the more detailed risk factor.

6.	In the prospectus summary, disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: We have revised the prospectus summary accordingly.

7.	In the prospectus summary, provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

Response: We have revised the prospectus summary accordingly.

PRC Regulatory Permissions, page 7

8.	We note your disclosure in the forefront of the registration statement related to the increase in the company’s revenues and gross profit in fiscal years 2021 and 2022. Balance this disclosure with equally prominent disclosure of the company’s net loss for the same periods.

Response: We have revised the prospectus summary to prominently disclose the Company’s net loss for the same periods of the years ended September 30, 2022 and 2021.

Implications of Being and Emerging Growth Company, page 8

9.	Please note that your election to take advantage of the extended transition period for complying with new or revised accounting standards is not irrevocable. Please revise your disclosures as necessary. Refer to Question 37 of the FAQ on Title 1 of the JOBS Act.

Response: We have revised the disclosure on page 9 accordingly.

Risk Factors, page 12

10.	Please add a risk factor discussing any risks related to your dual class capital structure, such as the risks that your dual class structure may render your shares ineligible for inclusion in certain stock market indices, and thus adversely affect share price and liquidity.

Response: We have revised the disclosure on page 43 to add a risk factor discussing risks related to our dual class capital structure.

11.	Please revise your risk factor disclosure to indicate you have a history of losses and highlight the explanatory paragraph in your audit opinion raising substantial doubt about your ability to continue as a going concern. Additionally, disclose the potential effect the going concern opinion may have on your ability to raise additional funds through equity or debt financing.

Response: We have revised the disclosure on page 14 to add a risk factor indicating that we have a history of losses and the potential effect the going concern opinion may have on our ability to raise additional funds through equity or debt financing.

As more of our sales efforts are targeted at larger enterprise clients..., page 16

12.	We note your disclosure that your ability to maintain close relationships with your major clients is essential to the success of your business. To the extent material, revise to discuss the material terms of any agreements with your major clients, including termination provisions, and file those agreements as exhibits or tell us why it is not required.

Response: We have revised the disclosure to add the materials terms of the agreements we may enter into with our major clients.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations Overview, page 51

13.	Please revise the MD&A Overview section to discuss management’s plans to scale your operations. Address any milestones you intend to reach, the steps you will take to achieve each milestone, and the anticipated timing. Also, revise your liquidity discussion to address and quantify any material cash requirements needed to reach such milestones. Refer to Item 5 of Form 20-F.

Response: We have revised our disclosure on page 60 to discuss our plans to scale our operations in the upcoming fiscal quarters for 2023 and our plans for 2024.

14.	You state that new customer acquisition and expanding usage by existing customers are factors affecting your results of operations. Please tell us what measure(s) you use to monitor the retention and acquisition of customers as well as expansion of existing customers and revise to include a quantified discussion of such measures. Refer to SEC Release 33-10751.

Response: We have revised our disclosure on pages 54-55 to include measures we use to monitor the retention and acquisition of customers as well as expansion of existing customers.

15.	We note that “as of September 30, 2022, three suppliers accounted for 87% of [y]our accounts payable” and that “as of September 30, 2021, one supplier accounted for 83% of [y]our accounts payable.” Please revise your disclosure where appropriate to provide a more complete discussion of your relationship with your suppliers and quantify the percentage of accounts payable each of the top three suppliers accounted for. In addition, clarify whether you have material agreements with any of your suppliers upon which you are substantially dependent, and file those agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Response: We have revised our disclosure on pages 61, 78 and F-27 accordingly to more completely discuss our relationship with our suppliers and quantify the percentage of accounts payable each of the top suppliers accounted for. We respectfully advise Staff that because we are not substantially dependent on any of the suppliers, we need not file our material agreements with them as exhibits.

Liquidity and Capital Resources, page 58

16.	Please clarify whether you are dependent on the proceeds of this offering to finance your operations for the next 12 months, as well as the minimum dollar amount of funding required to remain in business for at least the next 12 months. Refer to Item 5.B of Form 20-F, and Section IV of SEC Release No. 33-8350.

Response: We have revised our disclosure on page 60 to clarify that we are dependent on the proceeds of this offering to finance our operations for the next 12 months. We have calculated our minimum dollar amount of funding required to remain in business for at least the next 12 months to be approximately $2,415,000.

Consolidated Financial Statements of Youxin Technology Ltd., page F-3

17.	We note that your financial statements are giving retroactive effect to the issuance of shares effected on April 12, 2023. However, it is unclear from your disclosures in Note 13 whether such issuance is part of the reorganization described in Note 1. Please explain and revise your disclosures throughout the filing, as necessary. In your response, tell us your basis for presenting the issuance of such shares on a retrospective basis and provide the specific accounting guidance you relied upon to support your conclusion. Also, explain why the information in your pro forma capitalization table differs from your financial statements.

Response: In connection with our Company’s reorganization as described in Note 1 and effectuated by the approval of the amended and restated memorandum and articles of association, the shares issuances described in Note 13 involved two classes of shares where 22,304,693 shares of Class A ordinary shares and 8,945,307 Class B ordinary shares were issued.

The Company’s issuances of 22,304,693 Class A ordinary shares and 8,945,307 Class B ordinary shares were fully completed on April 12, 2023 for purposes of recapitalization prior to the IPO. They were subsequent to our issuance of consolidation financial statements for years end September 30, 2022 and 2021. In accordance with the Codification of Staff Accounting Bulletins Topic 4:C on “Equity Accounts” for a “Change in Capital Structure”: “A capital structure change to a stock dividend, stock split or reverse split occurs after the date of the latest reported balance sheet but before the release of the financial statements or the effective date of the registration statement, whichever is later.” Accordingly, the above-referenced changes in the capital structure must be given retroactive effect in the balance sheet.

We acknowledge Staff’s comment on the differing information in our pro forma capitalization table from our financial statements, and respectfully advises Staff that the pro forma capitalization table on page 49 has been revised to match the financial statements.

Notes to Consolidated Financial Statements

Note 3 – Summary of Significant Accounting Policies

f. Cash and cash equivalents, page F-10

18.	Please provide us with a detailed breakdown of the items included in your total cash and cash equivalents and ensure that, at a minimum, you separately provide the amounts held in cash, time deposits and liquid investments. To the extent you hold any types of “highly liquid investments,” tell us what they are and provide the amounts held in each.

Response: We have revised the disclosure on page F-10 to identify our highly liquid investments as financial products consisting of non-restrictive money market mutual funds purchased from China Merchants Bank and to state that the amounts were nil and $6,215,242, as of September 30, 2022 and 2021, respectively.

	September 30, 2022	September 30, 2021
Cash in bank	$1,802,236	$823,084
Liquid investments	-	6,215,242
Cash and cash equivalents	$1,802,236	$7,038,326

l. Revenue Recognition, page F-12

19.	Please tell us, and revise to disclose, the cancellation terms and refund policy for each of your revenue streams.

Response: We have revised the disclosure on page F-13 to further disclose the cancellation terms and refund policies for each of our revenue streams.

Note 15. Concentrations and Risks

Concentrations, page F-27

20.	Please revise to provide a breakdown of revenue from each customer that accounted for more than 10% of your revenue for each period presented. In this regard, identify and distinguish each customer by reference to customer A, customer B, customer C, as an example. Similar disclosures should be provided for your concentration of accounts receivable. Refer to ASC 280-10-50-42 and ASC 275-10-50-18(a).

Response: We have revised the disclosure on page F-27 to provide a clearer breakdown of revenue from each customer that accounted for more than 10% of our revenue for the fiscal years ended September 30, 2022 and 2021. We have provided similar disclosures for our concentration of accounts receivable.

General

21.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

Response: We respectfully advise Staff that neither the Company nor anyone authorized by the Company has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that any such written communications are presented to potential investors, the Company will supplementally provide copies to the Staff.

Thank you in advance for your assistance in reviewing this response and the DRS/A. Should you have any questions with respect to the above responses, please contact me or our U.S. legal counsel, Anthony W. Basch.

Sincerely,

/s/ Shaozhang Lin
Shaozhang Lin
Chief Executive Officer